SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of Nov 13, 2026 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation constitutes management’s review of the key factors that affected the Company’s financial and operating performance for the nine-month ended September 30, 2026. Unless inconsistent with the context, references in this MD&A to “Sigma”, “Sigma Lithium” or the “Company” are references to Sigma Lithium Corporation and its subsidiaries.

This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2026 (“Q3 2026 financial statements”) and the audited annual financial statements of the Company for the years ended December 31, 2025 and 2024 together with the notes thereto. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A were prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

On September 4, 2026, the Company was listed on the Australian Securities Exchange (“ASX”), under the symbol “SAU”.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumcorp.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars. This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated, as if the United States dollar has always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A presented in United States dollars are referred herein as “$”, “US$” or “USD” and the figures presented in Brazilian Reais are denoted as "R$".

Readers should refer to, and carefully consider, the sections below titled “Financial Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing operations represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Sigma Lithium’s operations are located in the municipalities of Araçuaí and Itinga, in the Jequitinhonha Valley, in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of its assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), which include operating assets and a leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 185 km2, located within a broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, São José, Genipapo and Santa Clara properties).

Sigma Lithium’s operations are vertically integrated, with the Company’s mine (“Mine 1”) supplying spodumene bearing material to its lithium production and processing plant (the “Cleantech Industrial Plant”). The Cleantech Industrial Plant is designed and operated to produce a high purity lithium oxide concentrate (“Green Lithium”) in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process, engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”) and energy storage systems.

Sigma Lithium is taking a phased approach to a planned expansion of its operations. Phase 1 production at its mine and Cleantech Industrial Plant commenced in April 2023. At a production capacity of 270,000 tonnes per annum of 5% lithium oxide concentrate, Phase 1 has positioned the Company as a globally relevant, Tier-1 lithium oxide concentrate producer. Sigma Lithium issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5% lithium oxide concentrate. The existing infrastructure built with the Phase 1 mine and Cleantech Industrial Plant is expected to support two additional production lines, with each of the two planned phases of expansion, Phase 2 and Phase 3, designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Lithium Cleantech Industrial Plant also produces tailings that consist of a low-grade, high-purity, zero-chemical, hyperfine by-product (“Green By-Products”) with approximately 1.0% lithium oxide content. Provided lithium market conditions are favorable, these Green By-Products can be sold as high purity lithium fines. Alternatively, they can be sold as an input for different industries. In addition, from time to time, the Company may commercialize other lithium oxide concentrate products with lithium oxide content between 1% and 5%. These sales strengthen Sigma Lithium’s ESG-centric approach, as they result in a “zero tailings” strategy, greatly minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream for the Company.

Since its inception in 2012, Sigma Lithium’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is actively engaged in social programs that promote sustainable development and inclusion.

FINANCIAL HIGHLIGHTS

Net sales revenue for the third quarter of 2026 was US$13.5 million, a decrease of 52.6% compared to the third quarter of 2025. The decrease was primarily attributable to lower sales volumes resulting from the temporary partial suspension of operations during the quarter. Also, during the quarter, the Company began executing its plan to upgrade its mining fleet with larger excavators and higher-capacity haul trucks. Operations fully resumed post period end on October 6, 2026.

The Company recorded a net loss of US$25.9 million and an Adjusted EBITDA loss of US$6.7 million for the quarter. For the nine months ended September 30, 2026, net sales revenue was US$110.6 million, up 18.7% year over year, and Adjusted EBITDA was US$35.7 million.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

OPERATIONAL HIGHLIGHTS

Table 1: Summary of Key Phase 1 Operating Metrics:

Key Operating Metrics	Unit	Sep 26	Jun 26	Mar 26	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24
Production
Lithium oxide concentrate production(1)	(kt)	7.3	35.4	23.6	3.0	44.0	68.4	68.3	77.0
Sales
Lithium oxide concentrate(2)	(kt)	15.3	24.4	23.6	0.0	48.6	40.3	61.6	73.9
Grade of lithium oxide concentrate	(%)	5.0%	5.0%	5.0%	N.A.	5.2%	5.2%	5.0%	5.2%
Net sales revenue	($ million)	13.5	54.7	42.3	16.9	28.5	16.9	47.7	47.3

(1)Figures in 1,000 tonnes. Includes lower grade lithium oxide concentrates reclassified as lithium products. For 1Q26, the lower grade lithium oxide concentrates, shown as the equivalent volume of high grade lithium oxide concentrate (adjusted for 5% lithium oxide content).

(2)Figures in 1,000 tonnes. Includes lower grade lithium oxide concentrates reclassified as lithium products. For 1Q26 and 2Q26, the lower grade lithium oxide concentrates, shown as the equivalent volume of high grade lithium oxide concentrate (adjusted for 5% lithium oxide content).

Mining Operations Update

From July 17, 2026 to August 22, 2026, the Company’s mining and plant operations were temporarily suspended until the Company entered into a Conduct Adjustment Agreement (“Termo de Ajustamento de Conduta” or “TAC”). The TAC is a formal settlement agreement between the Company and the relevant federal and Minas Gerais state regulatory authorities. It addresses certain matters raised by the Vale do Jequitinhonha regional office of the Minas Gerais state environmental enforcement agency.

On September 30, 2026, the Company temporarily suspended all mining and industrial production as a result of a preliminary injunction (the “Preliminary Federal Ruling”) issued by a local Federal Court in a lawsuit filed by the non-governmental organization Ngolo (the “NGO Lawsuit”). The lawsuit sought an order requiring the Minas Gerais state authorities to suspend the Company’s environmental licenses, contrary to the terms of the TAC Agreement. The Company challenged the Preliminary Federal Ruling by filing an emergency motion for suspensive relief with the Federal Court of Appeals.

Subsequent to period end, on October 6, 2026, the Federal Court of Appeals ruled in the Company’s favor on the technical merits (the “Appellate Decision”). The decision upheld the validity of the Company’s current environmental licenses, and the Company resumed its mining and industrial operations.

During the quarter ended September 30, 2026, the Company began executing its plan to upgrade its mining fleet with larger excavators and higher-capacity haul trucks. These upgrades are intended to increase material movement capacity and improve load-and-haul productivity.

The Company’s priority for the fourth quarter of 2026 is to advance execution of the mine plan by coordinating pit development and fleet deployment to improve the continuity of run-of-mine (“ROM”) ore supply and thereby reduce idle plant capacity.

Cleantech Industrial Plant Update

Maintenance and ramp-up readiness initiatives supported the Cleantech Industrial Plant’s prompt transition back to production following the signing of the TAC Agreement. Operations resumed on August 22, 2026, ending the previously reported temporary suspension from July 17 to August 22.

The DMS plant produced a total of 7.3 thousand tonnes of lithium oxide concentrate during the quarter ended September 30, 2026, from both stockpiled run-of-mine (ROM) ore and retreated rejects. Rejects retreatment supported plant utilization during periods without ROM feed.

The Company also completed the loading and dispatch of 300 thousand tonnes of low-grade material contracted on an ex-works basis. Of the overall 440 thousand tonne volume, 23 thousand tonnes remained for dispatch, with completion expected in October.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The fourth-quarter priority will be to sustain operating stability and improve throughput. Planned maintenance will be coordinated with feed availability to minimize production interruptions and optimize plant capacity.

Phase 2 Development Progress

Building on the restructuring and upgrade of mining operations, the Company is progressing toward completion of Phase 2 technical documentation and process reviews, incorporating improvements implemented in Phase 1. Commercial documentation is also being updated to avoid delays in procuring long lead items and support the targeted project commencement in 2027.

Table 2: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (Actual)	Phase 2 (Budget)
Mine	7,337	-
Industrial site construction	16,600	16,454
Industrial plant	64,357	62,128
Environmental	11,775	10,961
R&D engineering design	17,222	5,029
Construction management	9,028	6,398
(=) Construction capex	126,319	100,970
Construction addition	-	6,536
(=) Total construction capex	126,319	107,506
Others	5,584	(149)
(=) Total capex	131,903	107,357

Licensing Updates

On December 21, 2024, Sigma Lithium obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for Mine 2, which is the Barreiro mine. The approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma Lithium to expand its mineral lithium production capacity up to 5.5 million tonnes per year.

On January 31, 2024, Sigma Lithium was awarded its LP, LI and LO to install and operate its second Cleantech Industrial Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all board members of the COPAM, including the board members representing the NGOs.  The obtainment of the LP, LI and LO for Sigma Lithium’s second Cleantech Industrial Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

On February 9, 2026, the National Mining Agency (“ANM”) confirmed that the mining concession application for the Barreiro mine ("Mine 2") was in compliance with all applicable regulatory requirements.

On July 22, 2026, as mentioned above, Sigma Lithium started negotiating with the Minas Gerais state government a term for adjustment of procedures ("Termo de Ajuste de Conduta" or "TAC ", which is a standardized form of agreement that must be mutually agreed between state regulatory bodies and the company. The negotiations follow a notification by the Vale do Jequitinhonha branch of the Minas Gerais state environmental enforcement body, based in the town of Diamantina, which included the issuing of fines totaling approximately $0.54 million and required a partial suspension of the Company’s operations. Several fines were related to the period from 2013 to 2022.

Sigma Lithium vehemently denies any wrongdoing with respect to the key claims raised in connection to the Company's operations. Sigma Lithium confirms that: a) The Company has not misrepresented any information filed with the environmental authorities since 2018; b) The Company has not commercially sold any lithium materials prior to May 2023; and c) The Company denies the claims alleging that 2 houses located outside of Sigma Lithium’s licensed area are negatively impacted by its activities.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The Company has agreed to a settlement to be established by the TAC Agreement, in addition to the payment of up to $0.54 million for the above mentioned fines. In parallel to negotiating the TAC Agreement, Sigma Lithium has filed a significant amount of factual and quantitative environmental evidence supporting its defense to the claims related to its current operations with FEAM, the environmental regulator of Minas Gerais state. The Company estimates that the execution of the proposed adjustments of environmental procedures under the TAC Agreement will require an estimated capex of approximately $1.0 million. The TAC Agreement was signed on August 21, 2026, with no declaration or assumption of fault or wrongdoing by the Company, and the Company resumed full operational activities.

A local federal court in Brazil suspended the Company’s operations on September 30,2026, putting on hold the environmental licenses applicable to the operations. The Federal Court of Appeals granted the subsequent Company’s appeal, maintaining the validity of the existing environmental licenses and enabling the full resumption of operations on October 6, 2026.

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma Lithium is committed to leading the way in socially and environmentally sustainable lithium. The Company’s approach to sustainability reflects not only the Company’s regulatory obligations, but also the evolving expectations of Sigma Lithium’s stakeholders, including customers, investors, local communities, employees, and public institutions.

Health & Safety

In the nine-month period ended September 30, 2026, the Company recorded a 1.18 Total Recordable Injury Frequency Rate (TRIFR), defined as the number of injuries, excluding fatalities, requiring medical treatment per million hours worked. As of September 30, 2026, Sigma Lithium completed 1,152 consecutive days without a Lost Time Injury (LTI).

Environmental Programs

Sigma Lithium’s production process is designed to maximize sustainability and minimize environmental impacts, with the use of 100% renewable electricity, zero tailings dams and zero use of hazardous chemicals. The Company runs several environmental programs. Some of the key programs are outlined below.

Land use and biodiversity management:

▪	Conservation of Permanent Preservation Areas (APP) and Legal Reserves
▪	Flora and Fauna Rescue Program
▪	Degraded Area Recovery Program

Control of pollution and waste:

▪	Stormwater Drainage System Implementation and Maintenance Program and Erosion Control Program
▪	Water Quality and Quantity Monitoring
▪	Air Emissions Control and Monitoring Program
▪	Noise and Vibration Control and Monitoring Program.

Social Programs

Sigma Lithium runs several community outreach programs, which include holding monthly meetings with local communities and other structured initiatives. The Company also runs voluntary social programs, some of which are outlined below.

“Fundo Dona de Mim” Microcredit Program

The Fundo Dona de Mim microcredit program was launched in partnership with Brazil’s most prominent support organization for women, Grupo Mulheres do Brasil, with the aim of promoting female entrepreneurship in Sigma Lithium’s local communities. The program has benefited local women with small businesses in the areas of food, crafts, clothing and services.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Zero Drought Program

Under this program, Sigma Lithium builds small rainwater capture structures in the local municipalities of Araçuaí and Itinga, benefiting small-scale farmers. The reservoirs store water for the irrigation of crops during periods of drought.

Water for All Program

Sigma Lithium provides drinking water to local households through a partnership with the municipalities of Araçuaí and Itinga. Sigma Lithium donated water tanks and funds water deliveries by truck from the local water utilities, COPANOR and COPASA, supplying the local communities on a regular basis.

Education that Transforms Program

Sigma Lithium has several initiatives dedicated to the education of children and adolescents in its local municipalities of Araçuaí and Itinga. The Company facilitated the renovation and expansion of three municipal public schools and has ongoing educational programs and several initiatives in cultural and sports education through partnerships with local groups.

Corporate Governance

▪	The current composition of the Company’s internal committees is as follows:
-	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Junaid Jafar (Chair), Alexandre Rodrigues Cabral and Katia Abreu, so as to be comprised entirely of Independent Directors.
-	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chair), Alexandre Rodrigues Cabral and Junaid Jafar..
-	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chair), Ana Cristina Cabral, and Maria José Gazzi Salum.
-	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chair), Vicente Lobo (Co-Chair), Ana Cristina Cabral and Marcelo Paiva.

SELECTED FINANCIAL INFORMATION

Quarterly Information			2026				2025	2024 (1)
(in $ millions)	Sep 26	Jun 26	Mar 26	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24
Cash and cash equivalents	10.4	16.7	3.9	6.2	6.1	15.1	31.1	45.9
Total assets	455.6	477.9	329.0	293.7	342.8	336.2	348.3	327.1
Property, plant & equipment	305.8	297.0	169.8	161.4	171.4	161.6	152.5	141.0
Loans and export prepayment	140.1	136.1	133.9	140.5	161.9	167.0	168.7	173.6
Net sales revenue	13.5	54.7	42.3	16.9	28.5	16.9	47.7	47.3
Cost of goods sold	(9.3)	(21.9)	(16.8)	(3.4)	(30.1)	(23.5)	(34.2)	(32.0)
Expenses	(30.7)	(32.7)	(10.1)	(27.1)	(10.1)	(12.2)	(3.8)	(36.8)
Income tax and social contribution	0.6	(2.7)	(4.3)	(10.9)	0.1	-	(5.0)	13.0
Net (loss) / income for the period	(25.9)	(2.6)	11.1	(24.5)	(11.6)	(18.8)	4.7	(8.5)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Q3 2026 Net loss of $25.9 million for the three-month period ended September 30, 2026, derived from net revenues of $13.5 million, offset by $9.3 million in cost of goods sold and $30.7 million in expenses partially mitigated by a $0.6 million in income tax and social contribution benefit.

Q2 2026 Net loss of $2.6 million for the three-month period ended June 30, 2026, derived from net revenues of $54.7 million, offset by $21.9 million in cost of goods sold, $32.7 million in expenses and $2.7 million in income tax and social contribution. Additionally, the Company recognized $139 million in property, plant and equipment related to right-of-use assets for leased operating equipment.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q1 2026 Net income of $11.1 million for the three-month period ended March 31, 2026, derived from net revenues of $42.3 million, offset by $16.8 million in cost of goods sold, $10.1 million in expenses and $4.3 million in income tax and social contribution.

Q4 2025 Net loss of $24.5 million for the three-month period ended December 31, 2025, derived from net revenues of $16.9 million ($14.4 million in final adjustments on previously provisionally priced sales and $2.5 million in shipping service revenues), offset by $3.4 million in cost of goods sold, $27.1 million in expenses and $10.9 million in income tax and social contribution.

Q3 2025 Net loss of $11.6 million for the three-month period ended September 30, 2025, derived from $30.4 million in gross sales revenue and $1.0 million in shipping services, offset by $2.9 million in provisional pricing adjustment, and $30.1 million in cost of goods sold and distribution costs.

Q2 2025 Net loss of $18.8 million for the three-month period ended June 30, 2025, derived from $21.1 million in gross sales revenue and $1.2 million in shipping services, offset by $5.4 million in provisional pricing adjustment, and $23.5 million in cost of goods sold and distribution costs.

Q1 2025 Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in net sales revenue and $34.2 million in cost of goods sold and distribution costs.

Q4 2024 Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in net sales revenue and $32.0 million in cost of goods sold and distribution costs.

Results of Operations

Three-Month Period Ended September 30, 2026 compared to Three-Month Period Ended September 30, 2025

The following table shows selected financial information for the three-month periods ended September 30, 2026, and September 30, 2025:

	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change	%
Net sales revenue	13,522	28,549	(15,027)	(52.6%)
Cost of goods sold	(9,267)	(30,082)	20,815	(69.2%)
Sales expenses	(241)	(189)	(52)	27.5%
General and administrative expenses	(3,679)	(4,523)	844	(18.7%)
Other operating expenses, net	(16,013)	(2,368)	(13,645)	576.2%
Stock-based compensation	(1,143)	(453)	(690)	152.3%
Financial expenses, net	(9,624)	(2,612)	(7,012)	268.5%
Income tax and social contribution	565	103	462	448.5%
Net Income (loss) for the period	(25,880)	(11,575)	(14,305)

The change in net income for the three-month period ended September 30, 2026, compared to the three-month period ended September 30, 2025, is primarily attributable to:

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Net sales revenue

	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Gross sales revenue – lithium products(1)	22,262	30,433	(8,171)
Shipping services	-	1,005	(1,005)
	22,262	31,438	(9,176)

Final and provisional price adjustments (2)	(8,740)	(2,889)	(5,851)
Net sales revenue	13,522	28,549	(15,027)

(1) Gross sales revenue is reported on a FOB basis.

(2) The Final and provisional price adjustment (decrease) of ($8,740) encompasses sales of all categories of lithium products and refers to: Final Ocean freight cost increase of ($2,619), port operation cost increase of ($3,082), and moisture and grade adjustments of ($3,725).

▪	For the three-month ended September 30, 2026, Sigma Lithium reported net sales revenues of $13,522 from the sale of lithium products, which included lithium oxide concentrate of various grades or levels of lithium oxide content Net revenues decreased primarily due to a 68.5% decline in sales volumes, partially offset by higher realized lithium prices.

Expenses by category

The following table summarizes the Company’s expenses by category for the three-month period ended September 30, 2026, and September 30, 2025.

(a)	Cost of goods sold(1)
	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Direct industrial processing and mine cost	(4,996)	(21,337)	16,341
Transportation	(825)	(3,566)	2,741
Royalties(2)	(461)	(958)	497
Other	(497)	(2,379)	1,882
Depreciation and depletion	(2,488)	(1,842)	(646)
Cost of goods sold total	(9,267)	(30,082)	20,815

(1) During the current quarter, stock-based compensation expense recognized in cost of goods sold decreased by $93.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government,

payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty held by an unrelated party of 1% of net revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the CFEM, which is described above.

▪	For the three-month period ended September 30, 2026, the Company reported cost of goods sold of $9,267 comprised primarily of costs related to mining, industrial processing and transportation. Cost of goods sold fell by $20,815 on a year-over-year basis reflecting primarily an 83.4% decline in production volumes.
(b)	Sales and administrative expenses
	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Salaries and benefits	(2,094)	(2,368)	274
Legal	(1,019)	(1,285)	266
Public company expenses	(439)	(579)	140
Other	(334)	(453)	119
Depreciation and depletion	(34)	(27)	(7)
Sales and administrative expenses total	(3,920)	(4,712)	792

Sales and administrative expenses were $3,920 compared to $4,712 in the same period of 2025. The decrease was driven primarily by lower salaries and benefits and legal expenses.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Other operating expenses, net

	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Idle capacity - industrial plant (1)	(13,376)	-	(13,376)
Environmental and social expenses	(590)	(773)	183
Accrual for contingencies	(365)	(11)	(354)
Depreciation	(3)	(9)	6
Others	(1,679)	(1,575)	(104)
Other operating expenses, net	(16,013)	(2,368)	(13,645)

(1)The Company implemented a restructuring of its mine operations to enhance operational efficiency, started during the fourth quarter of 2025, which led to idle capacity at its industrial plant. During the third quarter the Company had its operations stopped during 60% of the period. Includes depreciation and depletion of assets amounting to US$6,263 for the three-month period ended September 30, 2026.

▪	For the three-month period ended September 30, 2026, net other operating expenses totaled $16,013 compared to $2,368 in the same period of 2025, representing an increase of $13,645; and
▪	The increase was primarily attributable to the recognition of $13,376 in expenses related to operational idle capacity at the Company’s Cleantech Industrial Plant, which operated below full capacity due to the abovementioned restructuring in mining operations

Stock-based compensation

▪	For the three-month period ended September 30, 2026, stock-based compensation expenses recognized in operating expenses increased to $1,143 from $453 in the same period in 2025, primarily due to higher compensation expense recognized in connection with restricted stock units (“RSUs”).

Financial expenses, net

	For the three-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Financial income	583	629	(46)

Financial expenses
Interest accrued on loans and export prepayments	(3,794)	(4,843)	1,049
Accretion of lease liabilities	(4,944)	(114)	(4,830)
Other financial expenses	(1,386)	(1,806)	420
Total financial expenses	(10,124)	(6,763)	(3,361)

Foreign exchange variation on net assets	(83)	3,522	(3,605)
Financial (expenses) income, net	(9,624)	(2,612)	(7,012)

▪	For the three-month period ended September 30, 2026, net financial expenses totaled $9,624 compared to $2,612 in the same period of 2025, representing a negative variance of $7,012;
▪	In addition, interest expenses on lease liabilities increased to $4,944, compared with $114 in the same period of 2025, primarily due to new operating equipment lease contracts entered into by the Company.
▪	The change was attributable to the decrease in foreign exchange results on net assets, which shifted from gains of $3,522 in the same period of the prior year to losses of $83 in the current period, reflecting the appreciation of the Brazilian Real against the U.S. dollar; and
▪	Financial income was $583 for the three-month period ended September 30, 2026, in line with the same period of 2025.

Income tax and social contribution

For the three-month period ended September 30, 2026, the Company recorded an income tax and social contribution benefit of $565, compared to a benefit of $103 in the same period in 2025, primarily due to the recognition of deferred tax assets of $611.

| 9

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Nine-Month Period Ended September 30, 2026 compared to Nine-Month Period Ended September 30, 2025

The following table shows selected financial information for the nine-month period ended September 30, 2026, and September 30, 2025:

	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change	%
Net sales revenue	110,564	93,109	17,455	18.7%
Cost of goods sold	(47,934)	(87,862)	39,928	(45.4%)
Sales expenses	(743)	(577)	(166)	28.8%
General and administrative expenses	(11,429)	(13,618)	2,189	(16.1%)
Other operating expenses, net	(35,587)	(11,755)	(23,832)	202.7%
Stock-based compensation	(10,338)	(1,731)	(8,607)	497.2%
Financial expenses, net	(15,488)	1,624	(17,112)	(1053.7%)
Income tax and social contribution	(6,433)	(4,896)	(1,537)	31.4%
Net Income (loss) for the period	(17,388)	(25,706)	8,318

The change in net income for the nine-month period ended September 30, 2026, compared to the nine-month period ended September 30, 2025, is primarily attributable to:

Net sales revenue

	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Gross sales revenue – lithium products(1)	115,433	96,101	19,332
Shipping services	3,655	7,257	(3,602)
	119,088	103,358	15,730

Provisional price adjustments	(8,524)	(10,249)	1,725
Net sales revenue	110,564	93,109	17,455

(1) Gross sales revenue is reported on a FOB basis.

▪	For the nine-month ended September 30, 2026, Sigma Lithium reported net sales revenues of $110,564, an increase of $17,455 from $93,109 in the nine-month period ended September 30, 2025 primarily due to higher realized prices from the sale of lithium products, and despite a decline of 57.9% in sales volumes.

Expenses by category

The following table summarizes the Company’s expenses by category for the nine-month periods ended September 30, 2026, and September 30, 2025.

(a)	Cost of goods sold (1)
	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Direct Industrial processing and mine cost	(14,850)	(55,428)	40,578
Transportation	(21,830)	(14,554)	(7,276)
Royalties (2)	(3,666)	(3,166)	(500)
Other	(1,626)	(6,430)	4,804
Depreciation and depletion	(5,962)	(8,284)	2,322
Cost of goods sold total	(47,934)	(87,862)	39,928

(1) For the nine-month period ended September 30, 2026, cost of goods sold includes $933 related to stock-based compensation.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government,

payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty held by an unrelated party of 1% of net revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the CFEM, which is described above.

▪	For the nine-month period ended September 30, 2026, cost of goods sold of $47,934 was substantially lower than $87,862 in the nine-month period ended September 30, 2025, primarily due to a decline of 63.3% in production volume.
| 10

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

(b)	Sales and administrative expenses
	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Salaries and benefits	(6,582)	(7,174)	592
Legal	(2,885)	(3,652)	767
Public company expenses	(1,705)	(2,133)	428
Other	(900)	(1,164)	264
Depreciation and depletion	(100)	(72)	(28)
Sales and administrative expenses total	(12,172)	(14,195)	2,023

Sales and administrative expenses were $12,172 compared to $14,195 in the same period of 2025. The decrease was primarily driven by a decline in legal expenses and salaries and benefits.

Other operating expenses, net

	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Idle capacity - industrial plant (1)	(30,454)		(30,454)
Provision for expected inventory losses	-	(7,859)	7,859
Environmental and social expenses	(2,215)	(1,984)	(231)
Accrual for contingencies	(765)	(97)	(668)
Depreciation	(10)	(22)	12
Others	(2,144)	(1,793)	(351)
Other operating expenses, net	(35,588)	(11,755)	(23,833)

(1)The Company implemented a restructuring of its mine operations to enhance operational efficiency, started during the fourth quarter of 2025, which led to idle capacity at its industrial plant. During the third quarter the Company had its operations stopped during 60% of the period. Includes depreciation and depletion of assets amounting to US$13,740 for the nine-month period ended September 30, 2026.

▪	For the nine-month period ended September 30, 2026, net other operating expenses totaled $35,587 compared to $11,755 in the same period of 2025, representing an increase of $23,832; and
▪	The increase was primarily attributable to the recognition of $30,454 in expenses related to operational idle capacity at the Company’s Cleantech Industrial Plant, which operated below full capacity due to the abovementioned restructuring in mining operations, partially offset by the absence of a$7,859 provision for expected inventory losses recognized in the comparative period.

Stock-based compensation

▪	For the nine-month period ended September 30, 2026, stock-based compensation expenses recognized in operating expenses increased to $10,338 from $1,731 in the same period in 2025, primarily due to higher compensation expenses recognized in connection with restricted stock units (“RSUs”), including a significant number of RSUs that vested during the period.

Financial income, net

	For the nine-month ended
(in $ 000s)	Sep 26	Sep 25	Change
Financial income	2,202	2,238	(36)

Financial expenses
Interest accrued on loans and export prepayments	(11,544)	(14,701)	3,157
Accretion of lease liabilities	(9,231)	(321)	(8,910)
Other financial expenses	(5,338)	(3,996)	(1,342)
Total financial expenses	(26,113)	(19,018)	(7,095)

Foreign exchange variation on net assets	8,423	18,404	(9,981)
Financial (expenses) income, net	(15,488)	1,624	(17,112)

▪	For the nine-month period ended September 30, 2026, net financial expenses totaled $15,488 compared to net financial income of $1,624 in the same period of 2025, representing a negative variance of $17,112.

| 11

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The reduction was primarily attributable to a decline in foreign exchange gains on net assets at $8,423 compared with $18,404 in the prior-year period, reflecting an appreciation of the Brazilian Real against the U.S. dollar; and

▪	An increase in interest expenses on lease liabilities, which rose to $9,231, compared with $321 in the same period of 2025, primarily due to the Company having entered into new operating equipment lease contracts.

▪	Financial income was $2,202 for the nine-month period ended September 30, 2026, in line with the same period of 2025.

Income tax and social contribution

For the nine-month period ended September 30, 2026, income tax and social contribution increased to $6,433 from $4,896 in the same period in 2025 primarily due to the impact on current taxes of the transition from having pre-tax losses to taxable income and the effect on deferred taxes of changes in unrealized foreign exchange gains.

Non-GAAP Measure

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

EBITDA is a non-GAAP measure, which is calculated using the net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial income (expenses) and (iii) income taxes.

Adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact on net loss. Since this item is non-cash, the reconciliation below is necessary and relevant for understanding the Company’s EBITDA measurement, as shown below:

	For the three-month ended		For the nine-month ended
	Sep 26	Sep25	Sep 26	Sep 25
Net income (loss) for the period	(25,880)	(11,575)	(17,388)	(25,706)
(+) Depreciation and depletion	9,088	1,878	19,814	6,500
(+) Financial expenses, net	9,624	2,612	15,488	1,624
(+) Income taxes	(565)	(103)	6,433	4,896
EBITDA	(7,733)	(7,188)	24,347	(12,686)
(+) Stock-based compensation	1,079	991	11,400	2,208
Adjusted EBITDA	(6,654)	(6,197)	35,747	(10,478)

Net income (loss) for the period (%)(1)	(191.4%)	(40.5%)	(15.7%)	(27.6%)
EBITDA (%)(1)	(57.2%)	(25.2%)	22.0%	(13.6%)
Adjusted EBITDA (%)(1)	(49.2%)	(21.7%)	32.3%	(11.3%)

(1) Calculated over net revenue of $13,522 for the three-month period ended September 30, 2026, $28,549 for the same period in 2025, $110,564 for the nine-month period ended September 30, 2026 and $93,109 for the same period in 2025.

Liquidity and Capital Resources

Cash Flow Highlights	For the three-month ended		For the nine-month ended
(in $000s)	Sep 26	Sep 25	Sep 26	Sep 25
Cash provided by (used in) operating activities	24,177	1,639	51,332	(6,566)
Cash used in investing activities	(5,053)	(295)	(9,468)	(8,361)
Cash provided by (used in) financing activities	(25,469)	(10,320)	(38,007)	(28,188)
Effect of foreign exchange on cash	63	(29)	306	3,305
Change in cash and cash equivalents	(6,282)	(9,005)	4,163	(39,810)
Cash & cash equivalents – beginning of period	16,659	15,113	6,214	45,918
Cash & cash equivalents – end of period	10,377	6,108	10,377	6,108

Liquidity Outlook

Cash provided by (used in) operating activities	For the three-month ended		For the nine-month ended
(in $000s)	Sep 26	Sep 25	Sep 26	Sep 25
Cash received from customers	25,631	29,860	95,031	86,989
Cash used in operating costs	(1,454)	(27,263)	(41,318)	(90,625)
Cash used in payment of interest	-	(958)	(2,381)	(2,930)
Cash provided by (used in) operating activities	24,177	1,639	51,332	(6,566)

| 12

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

As of September 30, 2026, the Company’s cash and cash equivalents totaled $10,377. Total debt was $140,057 and short term debt was $127,021, mostly comprised of $122,935 in export prepayments. Net debt stood at $129,680.

Operating Activities

For the nine-month period ended September 30, 2026, cash provided by operating activities was $51,322 compared to cash used in operating of $6,566 for the same period in 2025. The increase was mainly due to:

▪	Net loss decreased to $17,388 from net loss of $25,706 for the same period in 2025, adjusted by $40,546 in items that do not represent cash receipts or disbursements, such as an increase in stock-based compensation of $9,190, depreciation and depletion of $11,434, interest on lease liabilities of $8,910 and net exchange variations of $15,185, among others; and

▪	Suppliers increased by $12,489 compared with $8,560 in the same period in 2025, partly due to $2,932 in exchange rate variation from the appreciation of the Brazilian Real against the US Dollar, which impacted the purchase of materials, equipment, and services in the normal course of business.

Investing Activities

For the nine-month period ended September 30, 2026, cash used in investing activities was $9,468 compared to $8,361 in the same period of 2025, an increase primarily due to $278 in higher additions to property, plant and equipment and exploration and evaluation assets, and an increase of $829 in loans to related parties for surface rights acquisitions.

Financing Activities

For the nine-month period ended September 30, 2026, cash used in financing activities was $38,007 compared to $28,188 in the same period of 2025, primarily due to an increase of $20,284 in payments of lease liabilities resulting from the Company entering into new lease agreements related to the abovementioned mining restructuring and upgrade, partly offset by lower net loan repayments.

Operations and liquidity

These financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of September 30, 2026, the Company reported negative working capital of $218,611, which may cast doubt on the Company’s ability to continue as a going concern as of that date.

However, based on the Company´s recent operating performance and cash flow generation, management is comfortable with the Company´s ability to continue operating as a going concern as a result of management expectation regarding the realization of the Company´s future cash flows, current lithium market conditions, as well as the actions currently being undertaken to successfully execute its business plan, including increasing revenues while managing operating expenses.

On October 6, 2025, as part of the implementation of management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. During the time the mine was demobilized, the Company’s Cleantech Industrial Plant continued to operate, reprocessing tailings.

| 13

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

 In December 2025, the Company signed an offtake agreement for 70,500 tonnes of high grade lithium oxide concentrate to be supplied during 2026. This agreement provides a working capital revolver of $96 million to be disbursed in fixed monthly installments of $8.0 million. For the nine-month period ended September 30, 2026, the Company recognized net revenues of $71.2 million of high-grade lithium oxide concentrate under this agreement.

For the nine-month period ended September 30, 2026, the Company recognized net revenue of approximately $39.4 million as a result of the sale of low-grade material (high-purity lithium fines).

From July 17, 2026 to August 22, 2026, the Company’s mining and plant operations were temporarily suspended until the Company entered into a Conduct Adjustment Agreement (“Termo de Ajustamento de Conduta” or “TAC”). The TAC is a formal settlement agreement between the Company and the relevant federal and Minas Gerais state regulatory authorities. It addresses certain matters raised by the Vale do Jequitinhonha regional office of the Minas Gerais state environmental enforcement agency.

On September 30, 2026, the Company temporarily suspended all mining and industrial production as a result of a preliminary injunction (the “Preliminary Federal Ruling”) issued by a local Federal Court in a lawsuit filed by the non-governmental organization Ngolo (the “NGO Lawsuit”). The lawsuit sought an order requiring the Minas Gerais state authorities to suspend the Company’s environmental licenses, contrary to the terms of the TAC Agreement. The Company challenged the Preliminary Federal Ruling by filing an emergency motion for suspensive relief with the Federal Court of Appeals.

Subsequent to period end, on October 6, 2026, the Federal Court of Appeals ruled in the Company’s favor on the technical merits (the “Appellate Decision”). The decision upheld the validity of the Company’s current environmental licenses, and the Company resumed its mining and industrial operations.

Subsequent to period end, on October 23, 2026, the Company entered into an amendment to the export prepayment agreement, in the principal amount of US$100 million and with an original term of four years, extending its maturity by six months, from December 2026 to June 2027. The extension did not result in any changes to the interest rate applicable to the facility, which remains at SOFR plus 6.95% per annum, or to the financial covenants, other contractual obligations, or events of default originally established.

Subsequent to period end, on November 2, 2026, the Company announced the pricing of an offering of US$125 million aggregate principal amount of senior unsecured convertible bonds due in November 2031. The bonds will bear interest at 7% per annum, payable quarterly in arrears, and will be convertible into CHESS Depositary Interests (“CDIs”) representing common shares of the Company, with each CDI representing one common share, at an initial conversion price of US$6.51 per CDI, subject to adjustment in accordance with their terms. Settlement of the offering is expected on November 16, 2026, subject to satisfaction of the applicable closing conditions. The Company intends to apply a portion of the net proceeds to repay in full the outstanding amounts under its senior secured debt agreement with Synergy Capital, with the remaining proceeds applied to growth capital expenditure and general corporate purposes. As at the date these financial statements while authorized for issue, the offering had not settled, and the Company had not received the proceeds.

 CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common shares issued and outstanding	112,690,313
RSUs	477,318
Stock options	128,125
Fully diluted number of common shares	113,295,756
| 14

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

A summary of the related parties to Sigma Lithium is set out below:

Related Party	Nature of relationship
A10 Group

Comprises entities that paid certain expenses on behalf of Sigma Lithium and were subsequently reimbursed during the period ended September 30, 2026:

(a) A10 Investimentos Ltda is an asset management firm indirectly controlled by Marcelo Paiva, who is a director and Co-Chair of Sigma Lithium and the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is a minority shareholder of the Company; and

(b) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”), which is an administrative services firm controlled by Marcelo Paiva, a director and Co-Chair of Sigma Lithium. Sigma Lithium’s Co-Chair and CEO, Ana Cristina Cabral, has a minority interest.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which Marina Bernardini, an officer of Miazga and Sigma Brazil, has an indirect economic interest.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which has as directors Lígia Pinto, VP of Institutional/Government Relations of Sigma Lithium, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the Company’s directors and executive management team and the executive management team of Sigma Lithium.

Transactions with related parties

Reimbursement of company expenses paid by A10 Group: Certain expenses attributable solely to Sigma Lithium during the period were paid by the A10 Group on the Company’s behalf and were later reimbursed to A10 Group at cost by the Company, with no profit element. Such expenses were limited to: (i) the cost of three administrative personnel 100% allocated to Sigma Lithium; and (ii) health insurance expenses of certain individuals formerly related to the A10 Group and who are now exclusively at Sigma Lithium, which continue to be paid by A10 Group. For the avoidance of doubt, these amounts represent a pass-through reimbursement of Sigma Lithium's own expenses and do not constitute revenue, income, or any form of compensation to A10 Group. Marcelo Paiva, who indirectly controls A10 Group and is also Co-Chair and a director of Sigma Lithium, does not receive any compensation or benefits in any way as part of these reimbursements.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to Sigma Lithium’s industrial facilities.

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The amount of these royalties is equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM) to Brazil’s National Mining Agency (Agência Nacional de Mineração). As of September 30, 2026, the Company recognized an amount payable to Miazga of $1,959 ($1,325 as of December 31, 2025) in landowners’ royalties.

Loan agreements (Tatooine): On April 20, 2023, Sigma Brazil entered into a loan facility agreement with Tatooine, to fund the purchase by Tatooine of several properties located in areas of interest of the Company. The loan facility agreement provides for loans of up to $12,000. On November 14, 2024, this limit was amended to $15,000 and on November 9, 2026, this limit was amended to $20,000. The facility bears a 15% p.a. interest rate. The loan facility agreement is set up so that loan amounts can be made available via requests made by Tatooine to Sigma Brazil, where the amounts for the acquisition of each property and their corresponding expected costs and expenses are specified. Loans granted by Sigma Brazil to Tatooine under this loan facility agreement totaled $24,082 as of September 30, 2026 ($18,542 as of December 31, 2025), of which $15,665 represents loan disbursements, $7,313 corresponds to capitalized interest and remaining amount of $1,104 as CTA adjustment ($5,304 as of December 2025). During the year of 2025 Sigma Lithium entered into a loan agreement with Tatooine, bearing an interest rate of 12% p.a. As of September 30, 2026 the balance of loans under this agreement was $2,965 ($5,653 as of December 31, 2025).

| 15

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of Sigma Lithium’s operations, which have a high degree of positive impact in the communities surrounding the Company’s operations in the Vale do Jequitinhonha region. ILV’s purpose is to promote the well-being and the economic development of those communities.

Description	Sep 26		Nine- Month Ended, Sep 26	Dec 25		Nine- Month Ended, Sep 25
	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Group
Reimbursement to A10 Group for expenses incurred on behalf of Sigma Lithium	-	-	(294)	-	-	(342)
Miazga
Lease agreements	-	899	(265)	-	606	(176)
Royalties		1,959	(555)	-	1,325	(751)
Arqueana
Lease agreements	-	1,715	(288)	-	1,381	(211)
Tatooine
Accounts payable	-	7	(86)	-	155	-
Loan to related party – Liability	-	2,965	(1,329)	-	5,653	-
Loan to related party - Asset	24,082	-	2,599	18,542	-	2,055
Instituto Lítio Verde
Accounts payable	-	2,314	(898)	-	1,453	(808)
Total	24,082	9,859	(1,116)	18,542	10,573	(233)

Key management personnel

	Nine-month ended
	Sep 26	Sep 25
Stock-based compensation, included in operating expenses	5,749	1,386
Salaries, benefits and director's fees, included in general and administrative expenses	695	593
Total	6,444	1,979

Key management includes the directors of the Company, the executive management team and senior management at Sigma Lithium.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

Sigma Lithium has a credit risk management policy, which aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by having receivables guaranteed by letters of credit.

| 16

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Sigma Lithium’s approach to managing liquidity is to ensure that the Company will have sufficient liquidity to meet liabilities when due.

Sigma Lithium’s management of cash is focused on funding ongoing capital needs for operating the Cleantech Industrial Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its sales and administrative expenses.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in $000s)
Suppliers	70,943	-	-	-	70,943
Loans and export prepayments (1)	130,454	10,303	5,162	-	145,919
Lease liabilities	50,240	99,558	24,931	480	175,209

(1) The amounts presented include all obligations until the maturity date, unlike accrual basis used in the Financial Statements.

As of September 30, 2026, out of the total $70,943 due to suppliers, $27,808 (39.2%) relates to amounts disputed by the Company, primarily in connection with services that were either not provided at all or were not provided in accordance with the applicable contractual terms. These liabilities are under dispute and were assessed as possible, with any potential cash outflow beyond 12 months. However, to ensure compliance with the IFRS Accounting Standards, Sigma Lithium maintained this balance under suppliers, pending the conclusion of any reassessment by the Company’s legal counsel. As of December 31, 2025, out of the total $49,524 due to suppliers, $25,678 (51.8%) related to disputed amounts.

The Company restructured mining operations to increase efficiency, and this involved a change of some suppliers. The amount in dispute is partly the result of a mine demobilization made at the start of the restructuring in October 2025, which was followed by a remobilization in January 2026 using a separate set of suppliers.

Moreover, there are outstanding loans that are due within the next twelve months, and their repayments are recognized at the amortized cost (accruals basis) as follows:

Loans and Export Prepayments (in $000s)	9/30/2026	12/31/2025

U.S. dollar denominated
Export prepayment trade finance	14,405	24,140
Export prepayment agreement – Synergy	108,530	100,617
Cash held as collateral – Synergy¹	(11,253)	(11,253)
Total loans and export prepayments, net	111,682	113,504

¹ As per note 8 of the Company’s financial statements for the nine-month period ended September 30, 2026.

The net amount payable to settle the amount owed under the export prepayment agreement with Synergy should be offset against $11,253 classified as cash held as collateral under this agreement. As of September 30, 2026, the net amount payable with respect to this agreement was $97,277 ($89,364 as of December 31, 2025).

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of income (loss).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

As of September 30, 2026, the Company recorded an adjustment to the provisional pricing, reflecting relevant differences between the price initially used and the price established for September sales.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the last quarter of 2026 is detailed below:

	Volume (t) (3)	Shipment average price	Variation	Effect on Sales Revenue
Lithium oxide concentrate (Probable)(1)	5,089	1,227	(303)	(1,543)
Lithium oxide concentrate (+20%)(2)	5,089	2,522	142	725
Lithium oxide concentrate (-20%)(2)	5,089	1,681	(142)	(725)

(1) The sensitivity analysis for the probable scenario was measured using October 27, 2026, futures price from the Guangzhou Futures Exchange as a reference

(2) Provisional price on September 30, 2026.

(3) Total volume of contracts with exposure to market price fluctuation

Interest Rate Risk

This risk can arise from short and long-term financial investments, financing and export prepayment, which may be linked to fixed and floating interest rates, such as rates based on the CDI, SELIC and SOFR, exposing these financial liabilities to interest rate fluctuations, as shown in the sensitivity analysis framework below.

The Company considered the most probable scenario and scenarios 1 and 2 of changes in interest rates volatility.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the period ended September 30, 2026:

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate	Selic (+10% and +20%)	13.75% p.a.	13.25% p.a.	14.58% p.a.	15.90% p.a.
BDMG		17,458	22	(36)	(93)

Rate	SOFR (+2.5% and +5.0%)	3.54% p.a.	3.54% p.a.	3.63% p.a.	3.72% p.a.
Export prepayment agreement		100,000	-	(22)	(44)

(1) Sensitivity analysis of the probable scenario was measured using as reference the rates on October 16, 2026.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated or denominated in U.S. and Canadian dollars, since the Company's functional currency is the Brazilian Real. The consolidated exposure as of September 30, 2026 was as follows:

Description	Sep 26
Canadian dollar
Cash and cash equivalents	10
Taxes recoverable	38
Suppliers	(7,757)
Other current liabilities	(315)
Total	(8,024)
United States dollar
Cash and cash equivalents	26
Trade accounts receivable	1,414
Cash held as collateral	11,253
Suppliers	(258)
Prepayment from customer	(2,020)
Interest on export prepayment agreements	(9,136)
Export prepayment agreement	(113,800)
Total	(112,521)

We present below the sensitivity analysis for foreign exchange risks. The Company considered a probable scenario (1) and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for the volatility of the currency, using as reference the exchange rate on September 30, 2026.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	Sep 26
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.6460	3.9215	4.3137	4.7058
CAD (-)	3.6460	3.9215	3.5294	3.1372
USD (+)	5.1809	5.4998	6.0498	6.5998
USD (-)	5.1809	5.4998	4.9498	4.3998

The effects on profit and loss, considering the probable scenario and scenarios 1 and 2 are shown below:

	Sep 26
	Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Canadian dollar-denominated(+)	(8,024)	(564)	(1,242)	(1,807)
Canadian dollar-denominated(-)	(8,024)	(564)	265	1,301
U.S. dollar-denominated(+)	(112,521)	(6,524)	(16,160)	(24,191)
U.S. dollar-denominated(-)	(112,521)	(6,524)	5,253	19,975

(1) Sensitivity analysis of the probable scenario was measured using as reference the exchange rate, published by the Central Bank of Brazil on October 26, 2026.

Changes in Directors and Management

Except for the changes to the Board noted in the Corporate Governance section of this report, there were no other changes in directors or management during the three-month period ended September 30, 2026.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES”) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES alleged that Sigma Lithium was in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The arbitral tribunal rendered a final decision concerning the matter above in favor of the Company.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

On October 31, 2025, Fagundes Construção e Mineração S.A., a former mining contractor, initiated an arbitration against Sigma Mineração S.A., related to the performance of the parties under the services agreement that has been terminated. The Company believes the claims are without merit. The arbitration is in its early stages where parties filed their initial submissions, addressing broadly their claims and an estimate of the amounts involved. After Fagundes filed their Statement of Claim, on September 11th, 2026, the Tribunal ruled to adjust the amount involved, to reflect all the claims brought by Fagundes. The Company has just filed its Statement of Defense along with its counterclaim. The probability of loss is possible.

As of September 30, 2026, the Company was involved in civil, labor and regulatory proceedings totaling $40,481 for which the likelihood of loss has been assessed as possible by Sigma Lithium’s external legal advisors, and $6,103 for cases assessed as probable losses, for which accounting provisions have been recognized.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate, to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of material weaknesses in internal controls over financial reporting, the Company’s disclosure controls and procedures were not fully effective.

Considering these material weaknesses, management performed additional analyses and other procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. Accordingly, management believes that the Company’s consolidated financial statements fairly present, in all material respects, Sigma Lithium’s financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) of the Exchange Act. An evaluation of the effectiveness of internal controls over financial reporting was conducted based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, it was concluded that the Company’s internal controls over financial reporting demonstrated certain material weaknesses, as described below.

A material weakness in internal controls over financial reporting is indicative that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

~~▪~~	An ineffective control environment resulting from not having enough trained personnel with the appropriate skills and knowledge~~;~~
▪	An ineffective risk assessment process for identifying risks of material misstatement and evaluating changes that could impact internal control over financial reporting;
| 20

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the Board and the control deficiencies are tracked for remediation on a timely basis; and
▪	An ineffective control activity in place with respect to (i) information technology (ii) the documentation of policies and procedures and (iii) the documentation of control activities to mitigate risks.

The control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore, Sigma Lithium concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as of December 31, 2025

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2025.

MANAGEMENT’S REMEDIATION PLAN

Sigma Lithium’s efforts to address the material weaknesses mentioned above are ongoing. The Company intends to sustain initiatives aimed at enhancing the internal control environment throughout 2026.

The Company has conducted a comprehensive review of internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses, as follows:

(i)	The use of external consultants to assist in the assessment of internal controls over financial reporting, mapping all existing control deficiencies, defining remediation plans and forming a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;
(ii)	Hiring an internal control director who will set up a team for organizing and eliminating all material weaknesses.
(iii)	Strengthening the accounting and reporting team by hiring more experienced people and reducing reliance on third parties in accounting, tax and reporting activities;
(iv)	Implementing new procedures to enhance accuracy in the interim and annual filings. This includes improving the existing financial statement closing schedule; and
(v)	Enhancing information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure.

Further to the steps to remediate the material weaknesses described above, the Company is pursuing the following:

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

a.	Control environment: The Company is committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting.
b.	Risk assessment: An enhancement of risk assessment processes, documentation of process understanding, creating flowcharts and identifying process risk points and controls to address them.
c.	Information and communication: The Company is enhancing its whistleblower channel to make it more user friendly and stimulate the usage thereof as a tool for important external and internal communication.
d.	Monitoring activities: The financial and accounting team is committed to work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2026 with a focus on the controls matrix for processes underlying all significant accounts and disclosures.
e.	Control activities: The Company is committed to continue to refine control activities to mitigate risks and to ensure the achievement of objectives, designing and implementing controls activities and IT general controls over processes to address any identified process risk points.

Sigma Lithium believes that the Company’s remediation plan will adequately address the identified material weaknesses and bolster internal controls over financial reporting. The Company took steps toward remediation during the 2025 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2027.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Plan to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Other than the remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the three-month period ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

Please refer to the Company’s annual MD&A for the year ended December 31, 2025, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine-month period ended September 30, 2026, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2025.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Standards issued effective in 2026

▪	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consist of:

-	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.
-	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for derecognition of financial liabilities before the settlement date under specific conditions.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

-	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand Company’s investments.

The Company assessed this standard and concluded that it did not have a material impact on the financial statements.

Standards issued but not yet effective in 2026

▪	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

IFRS 18 will replace IAS 1 and sets out general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

Sigma Lithium’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing industry and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of September 30, 2026, capital consisted of equity attributable to common shareholders of $57,690 ($56,630 as of December 31, 2025). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or public offerings. There has been no change in the Company’s approach to capital management since December 31, 2025.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR+ and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingénieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military and global conflicts.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in the Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);
▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Demand for lithium, including that such demand is supported by growth in the electric batteries market;
▪	Estimates of, and changes to, the market prices for lithium;
▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;
▪	The Company’s market position and financial and operating performance;
▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;
▪	Anticipated timing and results of exploration, development and construction activities;
▪	Reliability of technical data;
▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;
▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;
▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;
▪	The timing and outcome of regulatory and permitting matters;
▪	The exploration, development, construction and operational costs;
▪	The accuracy of budget, construction and operations estimates for the Company;
▪	Successful negotiation of definitive commercial agreements; and
▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Financial Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;
▪	The market for electric batteries remains underpenetrated in several markets. No assurances can be given for the rate at which this market will continue to develop, which could affect the success of the Company and its ability to expand lithium operations;
▪	Changes in technology or other developments could result in preferences for other products;
| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;
▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;
▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;
▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;
▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;
▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;
▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;
▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;
▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;
▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;
▪	The Company is subject to strong competition in Brazil and in the global mining industry;
▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;
▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;
▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;
▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;
▪	The Company may not be able to secure the supply of key raw materials;
▪	The Company may not be able to meet the quality requirements of its customers;
| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;
▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;
▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;
▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;
▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;
▪	Operating cash flow may be insufficient for future needs;
▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances;
▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;
▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;
▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;
▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;
▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;
▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;
▪	The Company may not maintain adequate internal controls over financial reporting in accordance with NI 52-109 or the rules and regulations of the SEC, and inappropriately designed or ineffective controls could result in inaccurate financial reporting;
▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;
▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;
▪	The Company’s business depends on strong labor and employment relations;
▪	The Company is subject to currency fluctuation risks;
▪	The Company is exposed to fluctuation in interest rates;
▪	The Company could face challenges in accessing global capital markets;
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on its operations;
▪	Certain directors and officers of the Company may be, or may become, associated with other natural resource companies which would give rise to conflicts of interest;
▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;
▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;
▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities;
▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term;
▪	The Company has a minority shareholder which owns 42.28% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;
▪	The Company is a Canadian corporation, but many of its directors and officers are not citizens or residents of Canada or the U.S. and it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;
▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;
▪	The Company is subject to risks associated with its information technology systems and cyber-security; and
▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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